UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 4)

Can-Fite BioPharma Ltd.

(Name of Issuer)

Ordinary shares, par value NIS 0.25 per share
American depositary shares, each of which represents thirty (30) ordinary shares, par value NIS 0.25 per share

(Title of Class of Securities)

13471N201

(CUSIP Number)

Ori Zanco, Adv.
c/o Capital Point, Ltd.
One Azrieli Center, Tel Aviv,
Israel 6701101
+972-(3)-607-0322

with copies to:

Perry, Wildes, Adv.
Gross, Kleinhendler, Hodak, Halevy,
 Greenberg, Shenhav & Co.
One Azrieli Center, Tel Aviv,
Israel 6701101
+972-(3)-607-4444

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

August 1, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

CUSIP No. 13471N201	Page 2 of 5

1	NAME OF REPORTING PERSON. Capital Point Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,844,020
	8	SHARED VOTING POWER -
	9	SOLE DISPOSITIVE POWER 12,844,020
	10	SHARED DISPOSITIVE POWER -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,844,020
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 12.88% (*)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(*)
This percentage is based on an aggregate of 99,721,638 Ordinary Shares issued and outstanding on July 11, 2019, based on the number of outstanding Ordinary Shares reported in the Issuer’s Amendment No. 2 to Form F-1 filed with the Securities and Exchange Commission on July 12, 2019 (the “Form F-1”).

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The Schedule 13D filed on May 30, 2019 (the “Original Schedule 13D”) by Capital Point Ltd. (“Capital Point”) related to American Depositary Shares, each of which represents thirty (30) ordinary shares, par value NIS 0.25 per share (the “Ordinary Shares”), of Can-Fite BioPharma Ltd. (the “Issuer”), as amended on June 6, 2019, June 14, 2019 and July 10, 2019, is hereby amended as set forth below by this Amendment No. 4.

Item 4          Purpose of Transaction

Item 4 of Schedule 13D is hereby amended by adding the following paragraphs:

On July 29, 2019, the Israeli Supreme Court stayed the execution of a June 30, 2019 decision by the District Court of Tel Aviv, which had required the Issuer to convene a special general meeting of shareholders, until a decision is made by the Supreme Court on the Issuer’s appeal of the District Court’s decision. During the period of the stay, the Supreme Court required that the Issuer comply with an earlier decision by the District Court of Tel Aviv requiring that notice be provided to the Issuer’s shareholders should the Issuer raise additional capital, and that Issuer’s shareholders be permitted to participate in such capital raising according to their percentage holdings of the Issuer's shares.

On August 1, 2019, Capital Point sent a letter (the “Letter”) to the Board of Directors of the Issuer (the “Board”) stating that it holds 12.88% of the outstanding share capital of the Issuer and was exercising its right under the Israeli Companies Law to demand that a special general meeting of shareholders be convened with notice of such meeting to be provided immediately and no later than 21 days from the date of the Letter. According to the Letter, the agenda for the special meeting should be to (i) amend Article 19 of the Issuer’s Amended and Restated Articles of Association (the “Articles”) to provide that a general assembly of shareholders may be convened by the Board of Directors or requested by shareholders as stipulated by the Israeli Companies Law, and the agenda for such a general meeting may include any item allowed by law including the appointment and dismissal of directors, (ii) subject to amending Article 19 of the Articles, terminate the term of office of all four current members of the Board who are not external directors, (iii) subject to amending Article 19 of the Articles, nominate five new directors in their place, (iv) assume the authority of the Board to appoint and dismiss the CEO of the Issuer, (v) subject to assuming the authority of the Board to appoint and dismiss the CEO of the Issuer, dismiss Dr. Pnina Fishman as CEO and appoint Mr. Jason Laufer as the CEO in her place, and (vi) to contact UHY Shtainmetz Aminoach & Co. for purposes of conducting an investigatory audit of the Issuer’s activities in the last seven years, with fees to be paid for such services as provided in a proposal from such auditors attached to the Letter.

A copy of the Letter translated from Hebrew is filed herewith as Exhibits 99.5, and incorporated herein by reference. The description of the Letter contained in this amended statement on Schedule 13D is qualified in its entirety by reference to Exhibit 99.5 hereto.

Item 7          Materials to Be Filed as Exhibits

   Item 7 of Schedule 13D is hereby amended and restated as follows:

Exhibit	Description
24.1	Approval of Signatory Rights of Capital Point, dated September 9, 2018 (incorporated by reference to Exhibit 24.1 to Amendment No. 1 to Schedule 13D filed on June 6, 2019).
99.1	Letter to Issuer, dated May 23, 2019 (incorporated by reference to Exhibit 99.1 to the Original Schedule 13D).
99.2	Letter to Issuer, dated June 20, 2019 (incorporated by reference to Exhibit 99.2 to Amendment No. 3 to Schedule 13D filed on July 10, 2019).
99.3	Letter to Issuer, dated June 30, 2019 (incorporated by reference to Exhibit 99.3 to Amendment No. 3 to Schedule 13D filed on July 10, 2019).
99.4	Letter to Issuer, dated July 1, 2019 (incorporated by reference to Exhibit 99.4 to Amendment No. 3 to Schedule 13D filed on July 10, 2019).
99.5	Letter to Issuer, dated August 1, 2019.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 8, 2019

CAPITAL POINT LTD.

/s/ Shay Itshak Lior
By: Shay Itshak Lior
Title: co-Chief Executive Officer

/s/ Yossi Tamar
By: Yossi Tamar
Title: co-Chief Executive Officer

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